UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number:  1-14842

                                   e-SIM LTD.
                  ---------------------------------------------
                 (Translation of registrant's name into English)


             19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
             ------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|              No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

This report on Form 6-K is incorprated by reference to e-SIM Ltd.'s registration statement on Form S-8 filed with the Securities and Exchange Commission, or the Commission, on February 23, 1999 (Registration No. 333-10046) and its registration statement on Form S-8 filed with the Commission on September 29, 2003 (Registration No. 333-109212).

The following are included in this report on Form 6-K:

                                                                  Sequential
Exhibit                       Description                         Page Number
-------                       -----------                         -----------

  1.                 Press release, dated March 15, 2004.             3






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
MEDIA CONTACT:                                                INVESTOR CONTACT:

Judyth Eichenholz                                             Yaron Eldad
e-SIM Ltd.                                                    e-SIM Ltd.
+1-888-742-9364                                               +972-2-587-0770
judyth@e-sim.co.il                                            yaron@e-sim.co.il
------------------                                            -----------------



                E-SIM REPORTS FOURTH QUARTER AND ANNUAL EARNINGS



JERUSALEM, Israel, March 15, 2004 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI (Man-Machine Interface) Solutions for wireless devices, announced its financial results today for the fourth quarter and fiscal year, ending January 31, 2004.

Revenues for the fourth quarter were $1,099,856 compared with $933,659 for the previous quarter, an increase of 18%. Revenues for the comparable quarter in 2002 were $1,852,232, representing a decrease of 41%. Revenues for fiscal year 2003 were $4,501,239, compared to $6,220,132 for fiscal year 2002; this represents a 28% decrease in annual revenues.

Gross profit for the fourth quarter was $483,946, up 28% from the preceding quarter, which saw a gross profit of $378,224. Gross profit for the same quarter in 2002 was $1,324,547, showing a decrease of 63%. Gross profit for the fiscal year was $2,396,350, compared to $4,290,382 for the previous fiscal year, a decrease of 44%.

Total operating expenses for the quarter were $1,307,457. This is a decrease of 7% from $1,398,354 in total operating expenses for the same quarter in the previous year. Total operating expenses for the fiscal year ending January 31, 2004 were $5,195,164 as compared to $5,724,646 for the previous fiscal year, representing a decrease of 9%.

Financial expenses have increased to $1.1M for the quarter, from $17,000 for the comparable quarter. Approximately $923,000 of this increase is the one-time, non-cash expense, due to the full conversion of a convertible loan by a related party, performed upon the company's request. Financial expenses have increased to $1.3M for the year, as compared with an income of $9,000 for year 2002. $1 million of this increase in expenses is due to the non-cash expense stated above.

Net loss for the quarter was $1,960,321 or $0.15 per share, compared with a net loss of $860,413 or $0.07 per share for the previous quarter, an increase of 128%. Compared to the net loss for the fourth quarter in 2002, which was $76,339, or $0.01 per share. The net loss for fiscal year 2003 was $4,247,860, as compared to $1,719,214 fiscal year 2002, an increase of 147%.

Excluding the non-cash financial expense mentioned above, the net loss for the quarter is $1,037,000, or 21% higher than in Q3 2003. The net loss for fiscal year 2003 excluding this expense is $3,247,860, an increase of 89% compared to the net loss for 2002.


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
The company's backlog remains strong with $2,830,000 in revenue due in the coming quarters.


In commenting on the results, Marc Belzberg, Chairman & CEO of e-SIM Ltd. said, "Much effort was devoted during the past fiscal year to following our strategic plan to establish e-SIM as the leading supplier of MMI solutions for wireless devices. To this end, we have signed contracts with leading wireless platform vendors to integrate our MMI Solution in their platforms. These platforms are used by manufacturers to develop their handsets, and are expected to lead to the receipt of royalties down the line when the handsets are released to the market. Selling through platform vendors ensures maximum penetration of our products and services to the market but somewhat slows our time-to-revenue. We have seen considerable success in penetration of the platform market in our contracts with Motorola SPS and Texas Instruments, among others, and are continuing our extensive efforts in this direction.


During 2003, we have also seen the number of manufacturers incorporating our MMI Solution in their handsets grow substantially. I have good reason to believe that e-SIM has successfully established a name for itself as the leading independent MMI supplier to the wireless handset market."


ABOUT E-SIM LTD.

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. e-SIM's MMI solutions are used by a wide range of platform vendors and wireless handset manufacturers, including Texas Instruments, Motorola, Renesas, Ericsson Mobile Platforms, NEC, Kyocera, BenQ, and others. e-SIM's MMI technology has been incorporated into millions of handsets on the market.


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

                                      # # #



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

                                                                             E-SIM LTD.
                                                                     CONSOLIDATED BALANCE SHEETS
                                                                           IN U.S. DOLLARS

                                                                     January 31,      January 31,
                                                                    ------------      ------------
                                                                        2004             2003
                                                                    ------------      ------------
                                                                    (Unaudited)         (Audited)
        ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                      $   238,063       $   627,358
     Trade receivables                                                  567,847         1,594,266
     Other receivables and prepaid expenses                             347,001           433,760
                                                                    ------------      ------------
 Total current assets                                                 1,152,911         2,655,384
                                                                    ------------      ------------

 SEVERANCE PAY FUND                                                     714,141           598,486
                                                                    ------------      ------------

 LONG TERM PREPAID EXPENSES                                              62,800            63,726
                                                                    ------------      ------------

 PROPERTY AND EQUIPMENT, NET                                            439,822           533,582
                                                                    ------------      ------------

                                                                    $ 2,369,674       $ 3,851,178
                                                                    ============      ============

 LIABILITIES AND SHAREHOLDERS'
     DEFICIENCY

 CURRENT LIABILITIES:
     Short term credit from banks                                   $       881       $    13,703
     Current maturities of long-term bank loans                         251,002         2,069,901
     Current maturities of convertible bank loans                             -           690,338
     Trade payables                                                     795,926           630,253
     Related parties                                                  1,250,750         1,658,594
     Convertible loan from a related party                               72,341           190,000
     Employees and payroll accruals                                     777,981           642,996
     Deferred revenues                                                  766,309         1,264,824
     Accrued expenses and other liabilities                             448,194           617,766
                                                                    ------------      ------------

 Total current liabilities                                            4,363,384         7,778,375
                                                                    ------------      ------------


 LONG-TERM LIABILITIES:
     Long-term  bank  loans and  convertible
      loans, net of current maturities                                3,097,503                 -
     Accrued severance pay                                            1,104,762           869,141
     Other long term liabilities                                        456,045            95,000
                                                                    ------------      ------------
 Total long term liabilities                                          4,658,310           964,141
                                                                    ------------      ------------
 SHAREHOLDERS' DEFICIENCY                                            (6,652,020)       (4,891,338)
                                                                    ------------      ------------
                                                                    $ 2,369,674       $ 3,851,178
                                                                    ============      ============




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

                                                                          E-SIM LTD.
                                                                    CONSOLIDATED STATEMENTS
                                                                        OF OPERATIONS
                                                                        IN U.S. DOLLARS

                                                   Three months ended                        Year ended
                                                      January 31,                            January 31,
                                           ------------------------------  ----------------------------------------------
                                                2004            2003            2004            2003            2002
                                           --------------  --------------  --------------  --------------  --------------
                                              (Unaudited)     (Unaudited)    (Unaudited)      (Audited)       (Audited)
 Revenues:
          Products                              $484,306        $947,867      $1,818,726      $3,304,047      $3,030,709
          Services                               615,550         904,365       2,682,513       2,916,085       2,005,616
                                           --------------  --------------  --------------  --------------  --------------
                                               1,099,856       1,852,232       4,501,239       6,220,132       5,036,325
                                           --------------  --------------  --------------  --------------  --------------
 Cost of revenues:
          Products                                35,264          54,447         122,022         267,132         169,400
          Services                               580,646         473,238       1,982,867       1,662,618       1,775,408
                                           --------------  --------------  --------------  --------------  --------------
                                                 615,910         527,685       2,104,889       1,929,750       1,944,808
                                           -------------- -------------------------------  --------------  --------------

 Gross profit                                    483,946       1,324,547       2,396,350       4,290,382       3,091,517
                                           --------------  --------------  --------------  --------------  --------------

 Operating expenses:
     Research and development, net               416,939         359,216       1,560,386       1,463,965       2,609,742
     Selling and marketing, net and
         general and administrative              890,518       1,039,138       3,634,778       4,260,681       7,853,854
      Restructuring and impairment
       of web-site development costs                   -               -               -               -         910,303
                                           --------------  --------------  --------------  --------------  --------------
 Total operating expenses                      1,307,457       1,398,354       5,195,164       5,724,646      11,373,899
                                           --------------  --------------  --------------  --------------  --------------

 Operating loss                                 (823,511)        (73,807)     (2,798,814)     (1,434,264)     (8,282,382)
 Financial expenses (income), net              1,052,171          16,918       1,343,159          (8,961)        209,345
 Other expenses, net                                   -               -               -          94,640         426,108
                                           --------------  --------------  --------------  --------------  --------------

 Net loss before taxes on income              (1,875,682)        (90,725)     (4,141,973)     (1,519,943)     (8,917,835)
 Taxes on income                                  84,639         (14,386)        105,887         199,271          62,247
                                           --------------  --------------  --------------  --------------  --------------

 Net loss                                    ($1,960,321)       ($76,339)    ($4,247,860)    ($1,719,214)    ($8,980,082)
                                           ==============  ==============  ==============  ==============  ==============

 Basic and diluted net loss per share             ($0.15)         ($0.01)         ($0.36)         ($0.15)         ($0.77)
                                           ==============  ==============  ==============  ==============  ==============
 Weighted average number of
    shares used in computing basic
         and diluted loss per share           12,746,892      11,665,359      11,963,056      11,665,359      11,663,170
                                           ==============  ==============  ==============  ==============  ==============




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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         e-SIM LTD.


Date:  April 1, 2004                     By   /s/ Yaron Eldad
                                            ------------------------------------
                                            Name:   Yaron Eldad
                                            Title:  Chief Financial Officer
                                                    and Chief Operating Officer




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